Filed by Rosecliff Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Rosecliff Acquisition Corp I

Commission File No.: 001-40058

Date: April 18, 2023

18 April 2023

Spectral MD Holdings, Ltd

(“Spectral MD” or the “Company”)

$4.0 Million Grant Award from the Medical Technology Enterprise Consortium

Non-Dilutive Funding to Accelerate Development of Artificial Intelligence Driven Handheld DeepView®

LONDON, U.K. AND DALLAS, TX, U.S – Spectral MD Holdings, Ltd. (AIM: SMD), an artificial intelligence (AI) company focused on medical diagnostics for faster and more accurate treatment decisions in wound care, announces today that it has received a $4 million award from the Medical Technology Enterprise Consortium (MTEC). The MTEC is a 501(c)(3) biomedical consortium collaborating with the U.S. Army Medical Material Development Activity (USAMMDA). This award will provide non-dilutive funding to support military battlefield burn evaluation via a handheld DeepView®, DeepView SnapShot M.

The funding will build upon work performed initially under an award of $1.1 million from the U.S. Department of Defense and will support the continued development of a fully portable device. The handheld DeepView SnapShot M would enable injuries to be triaged quickly and accurately on the battlefield so that those with more severe burn injuries can be prioritized for evacuation. The development of the handheld device closely aligns with MTEC’s mission of facilitating prototype advancement of technologies that protect, treat, and optimize the health and performance of U.S. military service personnel.

“The unpredictability of severe burn injuries designates this wound type as a complex critical care problem in both military and civilian populations. Military conflict zones are often in remote locations, meaning that an accurate and immediate burn assessment is paramount for effective treatment and appropriate intervention,” remarked Dr. Lauren Palestrini, Ph.D., MTEC Chief Scientific Officer. “Developing the DeepView SnapShot M for remote applications enables medical providers to accurately inform triage, evacuation, and resourcing decisions, contributing to reduced surgical burden, and soldier return-to-duty.”

“We are honored to receive this award to support the military with the continued development of our DeepView® technology, taking overall non-dilutive government funding commitments received to nearly $130 million,” commented Wensheng Fan, CEO of Spectral MD. “This funding will further Spectral MD’s innovation within the burn indication and support the continued development of our handheld digital burn assessment tool. We look forward to partnering with MTEC to advance our AI-driven diagnostic technology as we work toward FDA submission for the burn indication. Ultimately, we anticipate that our DeepView SnapShot M will transform wound care in many limited-access areas, including first responder, disaster preparedness and acute care emergency settings.”

The views expressed in this news release/article are those of the authors and may not reflect the official policy or position of the U.S. Department of the Army, U.S. Department of Defense, or the U.S. Government.

About Spectral MD

Spectral MD is a predictive AI company focused on medical diagnostics for faster and more accurate treatment decisions in wound care for burn, DFU, and future clinical applications. At Spectral MD, we are a dedicated team of forward-thinkers striving to revolutionize the management of wound care by “Seeing the Unknown”® with our DeepView® Wound Diagnostics System. The Company’s DeepView® platform is the only predictive diagnostic device that offers clinicians an objective and immediate assessment of a wound’s healing potential prior to treatment or other medical intervention. With algorithm-driven results that substantially exceed the current standard of care, Spectral MD’s diagnostic platform is expected to provide faster and more accurate treatment insight, significantly improving patient care and clinical outcomes. For more information, visit the Company at: www.spectralmd.com.

As announced on April 11, 2023, Spectral MD Holdings has entered into a business combination agreement to combine with Rosecliff Acquisition Corp I (“Rosecliff”, Nasdaq: RCLF), a special purpose acquisition company listed on Nasdaq.

About U.S. Army Medical Research and Development Command

The U.S. Army Medical Research and Development Command is the Army’s medical materiel developer, with responsibility for medical research, development, and acquisition. USAMRDC produces medical solutions for the battlefield with a focus on various areas of biomedical research, including military infectious diseases, combat casualty care, military operational medicine, medical, chemical, and biological defense. https://mrdc.amedd.army.mil/

About MTEC

The Medical Technology Enterprise Consortium is a 501(c)(3) biomedical technology consortium that is internationally dispersed, collaborating with multiple government agencies under a 10-year renewable Other Transaction Agreement with the U.S. Army Medical Research and Development Command. The consortium focuses on the development of medical solutions that protect, treat, and optimize the health and performance of U.S. service members and civilians. To find out more about MTEC, visit mtec-sc.org.

About USAMMDA

The U.S. Army Medical Materiel Development Activity is a subordinate command of the U.S. Army Medical Research and Development Command, under the Army Futures Command. As the premier developer of world-class military medical capabilities, USAMMDA is responsible for developing and delivering critical products designed to protect and preserve the lives of Warfighters across the globe. These products include drugs, vaccines, biologics, devices, and medical support equipment intended to maximize survival of casualties on the battlefield.

Market Abuse Regulation (MAR) Disclosure

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“MAR”). Upon the publication of this announcement via Regulatory Information Service (“RIS”), this inside information is now considered to be in the public domain.

For further information please contact:

Spectral MD Holdings, Ltd.
Christine Marks VP of Marketing and Commercialization	IR@Spectralmd.com

SP Angel Corporate Finance LLP (NOMAD and Joint Broker for Spectral MD)
Stuart Gledhill / Harry Davies-Ball (Corporate Finance) Vadim Alexandre / Rob Rees (Sales & Broking)	Tel: +44 (0)20 3470 0470

The Equity Group Inc. (US Investor Relations)
Devin Sullivan	dsullivan@equityny.com Tel: 212-836-9608

Walbrook PR Ltd (UK Media & Investor Relations)
Paul McManus / Louis Ashe-Jepson /Alice Woodings	spectralMD@walbrookpr.com Tel: +44 (0)20 7933 8780

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to a proposed business combination among Spectral MD, Rosecliff, Ghost Merger Sub I Inc., a wholly-owned subsidiary of Rosecliff, and Ghost Merger Sub II LLC, a wholly-owned subsidiary of Rosecliff (the “Transaction”). In connection with the proposed Transaction, Rosecliff intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a proxy statement to be sent to Rosecliff stockholders and a prospectus for the registration of Rosecliff securities in connection with the proposed Transaction (as amended from time to time, the “Registration Statement”). A full description of the proposed Transaction is expected to be provided in the Registration Statement filed by Rosecliff with the SEC. Rosecliff’s stockholders, investors and other interested persons are advised to read, when available, the Registration Statement as well as other documents filed with the SEC, as these documents will contain important information about Rosecliff, Spectral MD, and the proposed Transaction. If and when the Registration Statement is declared effective by the SEC, the proxy statement/prospectus and other relevant documents for the proposed Transaction will be mailed to stockholders of Rosecliff as of a record date to be established for voting on the proposed Transaction. Rosecliff investors and stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Rosecliff, Spectral MD and certain of their respective directors, executive officers, other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Rosecliff’s stockholders with respect to the proposed Transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Transaction of Rosecliff’s directors and officers in Rosecliff’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement and the amendments thereto, the definitive proxy statement, and other documents filed with the SEC, including the Registration Statement, when available. Such information with respect to Spectral MD’s directors and executive officers will also be included in the proxy statement.

No Offer or Solicitation

This press release and the information contained herein do not constitute (i) (a) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transaction or (b) an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction or (ii) an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”)) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This includes, without limitation, all statements regarding (i) the proposed Transaction, including statements regarding anticipated timing of the proposed Transaction, (ii) the use of the MTEC award, (iii) the use of the current award, (iv) development of DeepView® technology and tools, (v) transformation of wound care in limited-access areas, (vi) innovation within burn indication, and (vii) the continued partnership with MTEC. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. These forward-looking statements are expressed in good faith, and Rosecliff and Spectral MD believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Rosecliff nor Spectral MD is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions. In addition to risk factors previously disclosed in Rosecliff’s reports filed with the SEC and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) risks associated with product development and regulatory review, including the time, expense and uncertainty of obtaining clearance, approval or De Novo classification for Spectral MD’s DeepView technology, (ii) Spectral MD’s ability to obtain additional funding when needed and its dependence on government funding, (iii) expectations regarding Spectral MD’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and Spectral MD’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the risk that the proposed Transaction may not be completed in a timely manner at all, which may adversely affect the price of Rosecliff’s securities; (v) the failure to satisfy the conditions to the consummation of the proposed Transaction, including the adoption of the business combination agreement by the stockholders of Rosecliff and the shareholders of Spectral MD, and the receipt of certain governmental and regulatory approvals; (vi) the lack of third party valuation in determining whether or not to pursue the proposed Transaction; (vii) the ability to regain compliance with Nasdaq Capital Market listing requirements and to maintain listing, or for the Combined Company to be listed, on the Nasdaq Capital Market; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (ix) the outcome of any legal proceedings that may be instituted against Rosecliff or Spectral MD following announcement of the proposed Transaction; (x) the inability to complete the proposed Transaction due to, among other things, the failure to obtain Rosecliff stockholder approval on the expected terms and schedule and the risk that regulatory approvals required for the proposed Transaction are not obtained or are obtained subject to conditions that are not anticipated; (xi) the risk that the proposed Transaction may not be completed by Rosecliff’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; (xii) the effect of the announcement or pendency of the proposed Transaction on Spectral MD’s business relationships, operating results, and business generally; (xiii) volatility in the price of Rosecliff’s securities due to a variety of factors, including changes in the competitive and regulated industries in which Rosecliff plans to operate or Spectral MD operates, variations in operating performance across competitors, changes in laws and regulations affecting Rosecliff’s or Spectral MD’s business, Spectral MD’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure; (xiv) Rosecliff’s ability to raise capital as needed; (xv) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction and identify and realize additional opportunities; (xvi) the risk that the announcement and consummation of the proposed Transaction disrupts Spectral MD’s current operations and future plans; (xvii) the ability to recognize the anticipated benefits of the proposed Transaction; (xviii) unexpected costs related to the proposed Transaction; (xix) the amount of any redemptions by existing holders of the Rosecliff common stock being greater than expected; (xx) limited liquidity and trading of Rosecliff’s securities; (xxi) geopolitical risk and changes in applicable laws or regulations; (xxii) the possibility that Rosecliff and/or Spectral MD may be adversely affected by other economic, business, and/or competitive factors; (xxiii) operational risk; and (xxiv) changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” sections of the Rosecliff’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the other documents filed by Rosecliff from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and neither Rosecliff nor Spectral MD assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Rosecliff nor Spectral MC gives any assurance that it will achieve its expectations.